Digicel Group 0.5 Limited

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

June 15, 2020

Re:	Digicel Group 0.5 Limited Application for Qualification of Indenture on Form T-3 File No. 022-29085

Michael C. Foland
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Foland,

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29085) (as amended, the “Form T-3”) of Digicel Group 0.5 Limited (the “Company”), initially filed on May 14, 2020 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the Company’s 10.0% Senior Cash Pay/PIK Notes due 2024.

On June 2, 2020 and June 12, 2020, the Company filed Amendments No. 1 and 2 to the above referenced Form T-3. In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 3:00 p.m. (Eastern time) on June 16, 2020 or as soon as reasonably practicable thereafter.

Please contact Shane Tintle of Davis Polk & Wardwell LLP at 212-450-4526 or shane.tintle@davispolk.com to confirm the effectiveness of the Form T-3.

Very truly yours,

Digicel Group 0.5 Limited

By:	/s/ Davis Lomas
Name:	Davis Lomas
Title:	Chief Financial Officer